FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2006

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: September 16, 2005

By:_ “Shane Ellis”_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.	Media Contact:	US Investor Relations
Bruce Rowlands	Eliza Walsh / Amy Banek	Tim Clemensen
Senior Vice President	Mansfield Communications	Rubenstein Investor Relations
(416) 798-1200 ext. 338	(416) 599-0024 / (212) 370-5045	(212) 843-9337
browlands@lorusthera.com	eliza@mcipr.com/amy@mcipr.com	tim@rir1.com

LORUS ANNOUNCES STEERING COMMITTEE REVIEW OF

U.S. NCI SPONSORED GTI-2040 CLINICAL PROGRAM

-- Program continuing with no safety concerns from interim assessment --

TSX:            LOR

AMEX:       LRP

TORONTO, CANADA, September 13, 2005 – Lorus Therapeutics Inc. (‘Lorus’), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced a steering committee assessment of progress in its program of six U.S. National Cancer Institute (NCI)-sponsored clinical studies of GTI-2040 in multiple cancer indications.

The ongoing steering committee assessment in this program included an investigators meeting jointly organized by Lorus and the NCI Cancer Therapy Evaluation Program (CTEP), which reviewed all safety and interim efficacy data, and follow-up data review activities on individual studies.  All six studies continue to progress without unacceptable toxicity.  Data from several of these studies also will be presented at the NCI CTEP Early Clinical Development meeting in Bethesda, MD on September 12-13 to give investigators a further opportunity to present updated interim findings for discussion in a closed session.

Studies reviewed in this process include studies of GTI-2040 in combination with chemotherapies in non-small cell lung cancer (NSCLC), hormone refractory prostate cancer (HRPC), breast cancer, acute myeloid leukemia (AML), colorectal cancer and a variety of solid tumors.  Combination chemotherapies under study include docetaxel, capecitabine, oxaliplatin, cytarabine, and gemcitabine.  This reflects the broad range of tumors sensitive to GTI-2040, especially in combination with standard chemotherapeutic agents, previously seen in Lorus’ preclinical program.

All of the studies under review are sponsored and coordinated by the NCI through CTEP, a U.S. government program that supports and enhances development opportunities for novel potential anti-cancer compounds.  Importantly, studies of GTI-2040 in NSCLC and HRPC are approaching the protocol-mandated interim assessment milestone.  Encouraging preliminary data on GTI-2040 in combination with docetaxel in NSCLC were presented at this year’s annual meeting of the American Society of Clinical Oncology (ASCO).

As well, preliminary results for GTI-2040 in combination with docetaxel and prednisone in HRPC will soon be submitted for presentation at a major international conference.  Both studies are anticipated to resume enrolment upon completion of the interim review of data from currently enrolled patients.  Updated data were also reviewed for the remaining studies, which do not have a protocol-mandated interim assessment timepoint.

“We are very pleased with the progress of this study program, and the emergence of encouraging clinical and safety data upon interim review,” said Dr Jim Wright,  CEO of Lorus.  “The scope of this program reflects the broad spectrum of anti-cancer activity of GTI-2040 and the wide range of well supported research proposals in various cancer indications, from which these six most promising investigational opportunities were selected by Lorus and the NCI through the steering committee process.”

Multiple target diseases in the GTI-2040 development program provide the opportunity for selecting the best strategies for further clinical development.  Together with its diversified pipeline of anti-cancer drugs including immunotherapy, antisense, gene therapy and small molecule compounds in development, Lorus has identified this NCI-sponsored GTI-2040 program as an important part of its business strategy to maximize opportunity and mitigate risk.

About Lorus

Lorus is a biopharmaceutical company focused on the  development and commercialization of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in Phase II clinical trial programs and one Phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin® is a registered trademark of Lorus Therapeutics Inc.

About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. R2 has also been described as a malignant determinant that is elevated in a wide range of tumors, and through down regulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 showed significant antitumor activity against many different human tumors in preclinical studies and successfully completed a Phase I clinical trial in the U.S. GTI-2040 is currently the subject of a Clinical Trials Agreement with the United States National Cancer Institute (NCI) under which GTI-2040 is being tested in combination chemotherapy in six different clinical trials. All six of these trials have been initiated. GTI 2040 recently completed a phase II study in combination chemotherapy for the treatment of renal cell carcinoma. In this study of late stage patients, 52% of the patient population displayed disease stabilizations with few unexpected side effects and tumor regressions were observed in some patients.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.